IRISH MEDICINES BOARD ACT 1995, as amended
Medicinal Products (Control of Placing on the Market) Regulations, 2007, as amended

PAI519/001/001
Case No: 2054702
The Irish Medicines Board in exercise ofthe powers conferred on it by the above mentioncd Regulations hereby grants to
Genmed B..V.
Rontgenlaan 27, 2719 DX Zoetermeer, Netherlands
an authorisation, subject to the provisions of the said Regulations, in respect of the product

Paracetamol Genmed 500 mg tablets
the particulars ofwhich are set out in the attached Schedule. The authorisation is a150 subject to the general conditions as may be specified in thc said Regulations as listed on the reverse of this document.

This authorisation, unless previously revoked, shall continue in force from 18/06/2010 until 17/06/2015.
Signed on behalfofthe Irish Medicines Board this

(\1AJI\~ G~JtJJ'

A person authorised in tliat behalf by the said Board.

Bord Leigheasra na hireann
Kevin O'Nallev House, Earlsfort Centre. Earlsfort Terrace. Dublin 2. Tel: 353-1-676 4971Fax: 353-1-676 7836
Website: www.imb.ie

General conditiol1s lpplicatiol1 to hurnan product (luthorisations

Ihc authorisation holder shallensure tha: the manufarture. rplelse, supply ilnelilc!vcniscnwnl of Ihc mcdirinal product to which this authonsa.ion rel.nesilrc in cornphancc with the Medicinll Produets (ontrol of PllClTlg un Ih(' MarkpI) Rf':SU!l1 ions 207, llw Medicinilj Products (Control of Advenising) Regulatlons 20(n, and
Counci! Directive 2001:B}/EC as arnended and wuh 1h(' details providcd in t!lc applicauon except insofar as mav otho.wis \)(' approved bv rh lrish Medicines Board

The authonsation holder shallcomply wirh all ihe conclitions artilching to the aurhorisauon. indudinv {lllY speciill conditions as n11Y bo spcciftod in rhe Schedule to rhisaurhortsanon

(j) The holder shall immediatelv inforrn the lrish Medicines Board of anv new informarion which rnivht affect thc risk-benefit balan-of the rncdicinal product and any prohibitions or restrietions placed on rhc markcuru; of tht' nu-dicinal product in another St{lte or jurisdrct.on.

(ij) The authorisauon holder shall inforrn the lrish Medicincs Board of anv matertal ch(ln~l' that has been made or IS proposcel 10 be made in the partinJlars coruained in or furnished in conneetion wirh the apphcauon in relarion to thc medirinal product ro wluch the authonsation rclares.

The authonsation holder shall ensure. tor the proper surveillance of tht' nlPcliclllal product conccrned by this authortsauon. that heshe comphes wirh thr pharmacovigilance rcou.rements specitted in Arucle 103of Council Dlrf'Clivp 2001 BrEC (IS .mu-ndr-d The authorisation holder sha!l have perrnancnrlv and continuously
..u his or her disposal an appropriately quahficd porsou lor pharmaroviulanc. responsiblc for carrviru; out the lunrtions relerred 10 in Artiele 103of rheCouncil
Directive Any change to the qualified persou should be nonlied in writinv to lhf' Irish MpdiCines Board ,

The authonsation holder shall keep such doeurnerus as Wilt facililil1P Ihe withdrawal or roeall from sal, supply or exportarion of the mcdicinal product to which rho aurhorisation rclatcs Such dorurnerus shall rontain suffirtent informauon 10 facilitatp lhe wrhdr.rwal or reeall of ,1 sperilir batch and carh part ihereof and shall he kopt available for inspeerion by an authortsed officcr of the lrish Mecilc1l1l'SBoard

The authonsauon holder shall. if so requested by thc Irish Meclicilles Board, cOlllply with any c!JrpClion given To it by tilc Board to cotl1tl1unicltc lny chan~e 10 the tert1ls rAthe authorisation, Itlcluding the suspensIon or revoclrion of this aut!lorisaTion, to the h(,illthcare profl'ssions, thc uscrs of the product and, if tlecessary, thc gencral public

The authorisation holder shtlll on request by thc Jrish Medicinps 8oard-

(j) furnish without payment, from such batch or batches as milY bt' specilil'cJ, il silmplc of thl' product to which the luthorisarion relates for the purpose of test.
examination or Hlalysis,

or

Ui) furnish full particulars of the tests which hlvPbeen applied to such Jxltch or bmdll'S of the product (lS may he specitied {lnd thc n'suil of such tests,

Part I
Product Specific Details

1 PRODUCT AUTHORISATION NUMBER

PA 1519/1/1

2 NAME OF THE MEDICINAL PRODUCT

Paracetamol Genmed 500 mg tablets
3 PRODUCT DESCRIPTION
Tablet.
White, biconvex, round tablets.
4 COMPOSITION
Active Substance
Paracetamol Ph. Eur. 500.00 mg
Excipients
Povidone (K-29/32) Ph. Eur.
Microcrystalline Cellulose Ph. Eur
Maize Starch Ph. Eur.
Stearic Acid Ph. Eur.
20.001ng
36.001ng
39.00 mg
5.001ng

5 NAME AND ADDRESS OFMANUFACTURER(s)

Many_facturer(s) of the active substance
eEP 1995-050
Atabay Kimya Sanayi Ve Ticaret AS
Acibadem
Acibadem Koftuncu Sok. No: 1
TR-8l01 Kadikoy
Istanbul
Turkey

ManufacturerislJ~sponsiblefor manufacnzre and assernbly
Atabay Ilac Fabrikasi A.S.
Acibadem Koftuncu Sok. No. 1
347818 Kadikoy
Istanbu1
Turkey

Manufacturer(slI~s_pQnsibleror batch release
Focus Fanna B.V.
Lagedijk 1-3
1541 KA Koog aid Zaan
The Netherlands

Date Printed 23/06/20J0 CRN 2054702 page number: 2

6 METHOD OF SALE OR SUPPLY

Product Not Subject to Medical Prescription
Supply through phannacies only

Retail sale through phannacies only in blister packs containing not more than 24 unit dosage farms. Not more than two such packs should be supplied in the course of any one retail transaction unless a valid prescription exists.
Packs containing more than 24 unit dosage fonns may be supplied to pharmacies for use by phannacists provided the label states that they are for dispensing purposes only.

7 METHOD OF SALES PROMOTION

Promotion to public

Promotion to the general public for packs containing not more than 24 unit dosage fonns.
Promotion to healthcare professionals only for packs containing more than 24 unit dosage fonns.

8 SPECIAL LABELLINGOR LEAFLET REQUIREMENTS

The fol1owing should appear on the label for all paracetamol-containing medicinal products:
The statement "CONTAINS PARACETAML.... should be clearly carried in contrasting boxed bold type on the package together with the following wamings:
"DO NOT TAKE ANY OTHER PARACETAMOL CaNTAINING PRODUCTS"
"IMMEDIATE MEDICAL ADVICE SHOULD BE SaUGHT IN THE EVENT OF OVERDOSAGE EVEN lF
YOo FEEL WELL. PLEASE READ THE ENCLOSED LEAFLET CAREFULLY".

The package leaflet should contain the following statement "Immediate medical advice should be sought in the event of overdosage, because of the risk of irreversible liver damage".
The fol1owing statements should also appear:
Consult the doctor if there is na improvement.
Prolonged use except on the doctor's advice may be hannful.
This product should be used only when clearly necessary.
Do not exceed the stated dose.

9 SPECIAL CONDITIONS

None

Date Printed 23/06/2010 CR/v'2054702 page number: 3

Part II

Summary of Product Characteristics

1 NAME OF THE MEDICINAL PRODUCT

Paracetamol Genmed 500 mg tablets

2 QUALITATIVE AND QUANTITATIVE COMPOSITION

Each tablet contains 500 mg ofparacetamol.
For a fulllist of excipients, see section 6.1.

3 PHARMACEUTICAL FORM

Tablet.
White, biconvex, round tablets.

4 CLINICAL PARTICULARS

4.1 Therapeutic Indications

Symptomatic treatment ofmild to moderate pain and/or fever.

4.2 Posology and method of administration

Poso!ogy:

For oral use only.
Doses depend on body weight and age; a single dose ranges from 10 to 15 mg/kg body weight (= b.w.) to a maximurn of 60 mg/kg b.w. for total daily dose (also see section 4.4).

Adolescents 12 to 15 yeill"~_9J_!g~_i40-55kg):
500 mg per intake, maximum 4-6 tirnes per 24 hours, with an interval between administrations ofminimum 4 hours.
The lower dosage frequency is intended for the adolescents at the lower limit of the age category.

Adults:
500 to 1000 mg per intake, maximum 3000 mg per 24 hours, with an interval between administrations of minimum 4 hours.

In cases ofchronic alcoholism, the maximurn dose should not exceed 2000 mg per 24 hours.
Paracetamol Genmed 500 mg tablets is not recommended in children below 12 years of age or who weigh less than 40
kg.

Method ofadministration:

The tablet should be swallowed with a large arnount of water or, if desired, left to dissolve in plenty of water, which should be stirred weIl before drinking.

Instructions [or use:
-The specific dose interval depends on the symptorns and the maximum daily dose. Depending on the reoccurrence of symptorns (fever and/or pain), repeated administration is allowed. It should, however, never fall below 4 hours.
-In cases of severe renal insufficiency (creatinine clearance lower than 10 ml/min.), the minimum interval between 2 adminisrrations should be 8 hours.
-The daily effective dose 111USt be considered, without exceeding 60 mg/kg/day (without exceeding 2 g/day) in the
foIlowing situations:

Date Printed 23/06/2010 CRN 2054702 page number: 4

D Adults and adolescents weighing less than 50 kg

D Hepatocellular insufficiency (mild to moderate)

o Chronic alcoholism
o Dehydration

Ifcomplaints persist for more than 3 days, get worse or other symptoms appear, the treatment should be stopped and medical advice should be sought.

4.3 Contraindications

Hypersensitivity to paracetamol or to any of the excipients.

4.4 Special warnings and precautions for "se

The total dose ofparacetamol should not exceed:

-60 mglkg/day for adolescents weighing less than 40 kg

-3 g daily for adolescents and adults weighing more than 40 kg
The recommended dose should not be exceeded.
Prolonged or frequent use is discouraged.
Patients should be advised not to take other paracetamol-containing products concurrently.

Paracetamol should be used with caution in adults and adolescents weighing less than 50 kg.

Caution is advised in the administration ofparacetamol to patients with severe renal or severe hepatic impainnent. The hazards ofoverdose are greater in those with non-chirrhotic alcoholic liver disease. Caution should be exercised in cases ofchronic alcoholism. The daily dose should not exceed 2 grams in such case.

Gilbert's syndrome (MeuIengracht"s disease)
Paracetamol is metabolized by enzymes which are deficient in some people with Gilbert's syndrome. Therefore, a subset ofpeople with Gilbert's syndrome may have an increased risk ofparacetamol toxicity.

In general, regular use of analgesics, especial1y combinations of various analgesie agents, has the potential to cause permanent renal damage including the risk ofrenal failure (analgesics nephropathy).

Abrupt discontinuation of long-term use of high-dosed analgesics, taken not as directed, may cause headache, tiredness, muscular pain, nervousness and vegetative symptoms, The withdrawal SytTIptOlTIS subside within a few days. In the meantime do not restart use of the analgesie and do not start a new therapy without medical advice.

In children treated with 60 mg/kg daily of paracetamol, the combination with another antipyretic is not justified except in the case of ineffectiveness.

In cases ofhigh fever, signs of a secondary infection. or persistenee of the symptoms for more than three days, medical advice should be sought.

4.5 Interaction with other medicinal produets and other forms of interaction

The speed of absorption of paracetamol may be increased by metoclopramide or domperidonc and absorption reduced by cholestyramine. The anticoagulant effect of warfarin and other coumarins may be enhanced by prolonged daily use ofparacetamol with increased risk of bleeding. Occasional doses have no significant effect.

Use of substances that induce liver enzymes, such as barbiturates, can increase the hepatotoxicity of paracetamol overdose due to increased and more rapid formation of toxic metabolites.
Caution is advised during simultaneous administration of enzyrne inducing agents (see section 4.9).

Date Printed 23/06/20/0 C?N 2054702 page 1l11111bcr: 5

Probenecide blocks the binding ofparacetamol to glucuronic acid reducing paracetamol clearance by a factor of about

2. Ifprobenecide is taken concurrently the paracetamol dose should be reduced.

Salicylamide may prolong the elimination t1/2 ofparacetamol.

Ethyl alcohol potentiates paracetamol toxicity, possibly by inducing hepatic production ofparacetamol-derived hepatotoxic products.

Isoniazid reduces the paracetamol clearance, with possible potentiation of its action and/or toxicity, by inhibition of its metabolism in the liver.

Paracetamol may decrease the bioavailability of lamotrigine, with possible reduction of its effect, due to a possible induction of its metabolism in the lver.

Interference with laboratory tests
Paracetamol may affect phosphotungstate uric acid tests and blood sugar tests by glucose-oxydase-peroxydase.

4.6 Pregnancy and lactation

Pregnancy:

Epidemiological data from the use of oral therapeutic doses of paracetamol indicate no undesirable effects on the pregnancy or on the health ofthe foetus/newbom infant. Reproductive studies did not show any malformation or foetotoxic effects.
Consequently under normal conditions ofuse, paracetamol can be used throughout the duration ofpregnancy, after a benefit-risk assessmcnt.

Lactation:

Paracetamol is excreted in breast milk but not in a clinically significant amount. No negative effeets on infants have been reported. Paracetamol may be used by breastfeeding WOlTIen as long as the recommended dosage is not exeeeded.
In case of long term use caution should be exercised.

4.7 Effects on ability to drive and use machines

Paracetamol Genmed has no or negligible influenee on the ability to drive and use machines.

4.8 Undesirable effects

At therapeutie doses few undesirable effects occur. However, in rare or very rare occasions the following undesirable etfeets have been reported:

Organ class Rare
~ 1 / 10,000 to < I / 1,000
Very rare
< 1 / 10,000
Blood and Iymphatic system
disorders
-Agranulocytosis (after
long-term usc)
-Thrombocytopenic purpura
-Hemolytic anemia
Renal and urinary disorders Interstitial nephritis (after
prolonged use of high
doses)
General disorders and
administration site eonditions
-Allergie reactions sueh as
exanthema, urticaria
-fever

Administration of6 grams of paracetamol may already lead to hepatetic damage (in children: more than 140 mg/kg);
higher doses cause irreversible hepatie neerosis.

Date Printed 23/06/201 () ('RN 2054702 page number: 6

4.9 Overdose

Paracetamol can result in poisoning, particularly in elderly subjects, young children, patients with Iiver diseases, in cases of chronic alcoholism, in patients suffering from chronic malnutrition and patients using liver enzyme inducing agents. Overdose may be fatal in these cases.

Liver damage is possible in adults who have taken 6 g or more ofparacetamol, especial1y if the patient has risk factors
(see below).

RiskJ~~actors:
If the patient
Is on long term treatment with carbamazepine, phenobarbitone, phenytoin, primidone, rifampicin, St lohn's
Wort or other drugs that induce liver enzymes.
or
Regularly consumes ethanol in excess of recommended amounts.
or
Is likely to be glutathione deplete e.g. eating disorders. cystic fibrosis, HIV infection, starvation, cachexia.

Symptoms:
The symptoms ofparacetamol overdosage in the first 24 hours are nausea, vomiting, anorexia, pallor and abdominal pain. Liver damage may become apparent 12 to 48 hours after ingestion. Abnonnalities of glucose metabolism and metabolic acidosis may occur. In severe poisoning, hepatic failure may progress to encephalopathy, haemorrhage, hypoglycaemia, cerebral oedema, and death. Acute renal failure with acute tubular necrosis, strongly suggested by loin pain, haematuria and proteinuria, may develop even in the absence of severe liver damage. Cardiac arrhythmias and pancreatitis have been reported.

Treatment:
Immediate treatment is essential in the management of paracetamol overdose. Despite a Iack of significant earIy symptoms, patients should be referred to hospital urgently tor immediate medical attention. Symptoms may be limited to nausea or vomiting and may not reflect the severity of overdose or the risk of organ damage. Management should be in accordance with Iocal overdose treatment guidelines.
Treattnent with activated charcoal should be considered if the overdose has been taken within 1 hour. Plasma paracetamol concentration should be tneasured at 4 hours or later after ingestion (earl ier concentrations are unreliable).
Treatmcnt with N-acetylcysteine may be used up to 24 hours after ingestion of paracetamol, however, the maximum proteetive effect is obtained up to 8 hours post-ingestion. The effeetiveness of the antidote declines sharply after this time. If required the patient should be given intravenous Nvacetylcysteine, in line with the established dosage schedule.
If vomiting is not a problem, oral methionine may be a suitable alternative for remote areas, outside hospital,
Management ofpatients who present with serious hepatic dysfunction beyond 24 h from ingestion should be discussed with the National Poisons Infonnation Service (NPIS) or a liver unit.

5 PHARMACOLOGICAL PROPERTJES

5.1 Pharmacodynamic properties

ATC code: N2BE 1
Phannaeotherapeutic category: Other analgesics and antipyretics, Anilides
Paracetamol is an effeetive antipyretic and analgesie agent. However, it has no antiinflammatory effect.

5.2 Pharmacokinetic properties

Abs~rptiQn

After oral administration paracetamol is rapidly and almost cornpletely absorbed. Peak plasma concentrations are reached after 30 minutes to 2 hours.

Date Printed 23106120/ () CRN 2054702 page number: 7

Distribution
The volume of distribution ofparacetamol is approximately 1 L'kg bodyweight. At therapeutic doses protein binding is negligible.

Metabolism
In adults paracetamol is conjugated in the liver with glucuronic acid (--60%), sulphate (-,35%) and cystein (--3%). In neonates and children < 12 years sulphate conjugation is the main elimination route and glucuronidation is lower than in
aduIts. Total elimination in children is comparable to that in adults, due to an increased capacity for sulphate conjugation.

EIimtnation
Paracetamol is excreted in urine, predominantly as the glucuronide and the sulphate conjugate, and approximately 50/0 unchanged. The elimination half life varies between 1 and 4 hours.

Physiopathological Variations
Renal insufficiency: In cases of.severe renal insufficiency (creatinine clearance lower than 10 ml/min) the elimination ofparacetamol and its metabolites is delayed.

5.3 Preclinical safety data

There is no pre-clinical data of relevanee to a prescriber, which is additional to that already included in other sections ofthe spe.
6 PHARMACEUTICAL PARTICULARS

6.1 List of excipients

Povidone K-29/32 (E 120 1)
Microcrystalline cellulose (E460)
Maize starch
Stearic acid (E570)

6.2 Incompatibilities
Not applicable.

6.3 Shelf Life
5 years

6.4 Special precautions for storage
Keep blister in the outer carton in order to proteet from light.

6.5 Nature and contents of container
PVC/Aluminium blisters in a cardboard box, containing 20 or 30 tablets per box.

Not all pack sizes may be marketed.

6.6 Special precautions for disposal and other handling
No special requirements.

Date Printed 23/06/20JO ('RN 2054702 page number: 8

7 MARKETING AUTHORISATION HOLDER

GenmedB.V.
Rntgenlaan 27
2719 DX Zoetermeer
The Netherlands

8 MARKETING AUTHORISATION NUMBER

PA 1519/1/1

9 DATE OF FIRST AUTHORISATION/RENEWAL OF THE AUTHORISATION

Date of first authorisation: 18 June 2010

10 DATE OF REVISION OF THE TEXT

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